SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated: July 31, 2012

Commission File No. 001-34104

NAVIOS MARITIME ACQUISITION CORPORATION

85 Akti Miaouli Street, Piraeus, Greece 185 38

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

On July 31, 2012, Navios Maritime Acquisition Corporation (the “Company”) announced that the Nave Atria, a new building MR2 product tanker vessel of 50,000 dwt, was delivered on July 31, 2012 from a South Korean shipyard. The Nave Atria has been chartered out for three years at a rate of $13,331 net per day plus 50% profit sharing based on a formula. The charterer has been granted an option for an additional two years at a rate of $14,566 net per day for the first optional year and a rate of $15,553 net per day for the second optional year.

On September 4, 2012, the Company announced that the Nave Cassiopeia, a new building LR1 product tanker vessel of 74,711 dwt, was delivered on August 31, 2012 from a South Korean shipyard. The Nave Cassiopeia has been chartered out for one year at a rate of $11,850 net per day plus 50% profit sharing based on a formula. The charterer has an option for an additional six months on the same terms.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-151707, 333-169320 and 333-170896.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: September 19, 2012

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release dated July 31, 2012

99.2	Press Release dated September 4, 2012